SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------


                                  SCHEDULE 13G

                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)


                               (Amendment No. 5)*

                                  Jacada, Ltd.

                                (Name of Issuer)

                                 Ordinary Shares
                         (Title of Class of Securities)

                                    M6184R101

                                 (CUSIP Number)



                                December 31, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                                   (Page 1 of 10)

----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6184R101                      13G/A                Page 2 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital, LP
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                 (a) [X]
                                                                 (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
         --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    996,189
OWNED BY
         --------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
         --------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    996,189
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             996,189
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.0%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             PN
-----------------------------------------------------------------------

CUSIP No. M6184R101                      13G/A                Page 3 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
         --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    996,189
OWNED BY
         --------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
         --------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    996,189
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             996,189
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.0%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------

CUSIP No. M6184R101                      13G/A                Page 4 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]

                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
         --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    996,189
OWNED BY
         --------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
         --------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    996,189
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             996,189
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.0%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             CO
-----------------------------------------------------------------------

CUSIP No. M6184R101                      13G/A                Page 5 of 10 Pages


----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Charles Frumberg
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]

                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
         --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    996,189
OWNED BY
         --------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
         --------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    996,189
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             996,189
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.0%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             IN
-----------------------------------------------------------------------

CUSIP No. M6184R101                      13G/A                Page 6 of 10 Pages


     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Hurley Capital, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES
         --------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY
         --------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING
         --------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             0
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **

                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             0.0%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
             OO
-----------------------------------------------------------------------

CUSIP No. M6184R101                      13G/A                Page 7 of 10 Pages


Item 1.

(a)  Name of Issuer

            Jacada Ltd.  (the "Company")

(b)  Address of Issuer's Principal Executive Offices

            11 Galgalei Haplada St.
            Herzliya 46722 Israel

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

            Emancipation Capital, LP, ("Emancipation Capital")
            825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: Delaware

            Emancipation Capital, LLC, ("Emancipation Capital LLC") 825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: Delaware

            Emancipation Capital Master, Ltd. ("Emancipation Master Ltd") 825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: Cayman Islands

            Charles Frumberg, ("Mr. Frumberg", Emanicpation Capital, Emancipation Capital LLC and Emancipation Master Ltd are sometimes hereinafter referred to collectively as the "Emancipation Filing Persons")
            c/o Emancipation Capital, LLC
            825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: United States

            Hurley Capital LLC, ("Hurley Capital")
            825 Third Avenue, 33rd Floor
            New York, NY 10022
            Citizenship: New York

Item 2(d)  Title of Class of Securities

           Common Stock, par value NIS 0.01 per share ("Common Stock")

Item 2(e)  CUSIP Number

           M6184R101

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. M6184R101                      13G/A                Page 8 of 10 Pages

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

                As of December 31, 2009, each Reporting Person may be deemed the beneficial owner of (i) 996,189 shares of Common Stock owned by Emancipation Filing Persons and (ii) 0 shares of Common Stock owned by managed accounts of Hurley Capital for which Hurley Capital has voting and dispositive discretion.

                Emancipation Capital, LLC, acts as the general partner of Emancipation Capital and has voting and dispositive power over the securities held by Emancipation Capital. The managing member of Emancipation Capital LLC is Mr. Frumberg. Emancipation Management LLC, acts as the investment manager of Emancipation Master Ltd. The managing member of Emancipation Management is Mr. Frumberg. Each of the Emancipation Filing Persons and Hurley Capital expressly disclaim beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Persons' management and control.


            (b) Percent of class:


Approximately 6.0% as of December 31, 2009 (based on the Company's Form 6-K filed November 17, 2009, there were 16,572,534 shares of Common Stock issued and outstanding as of November 12, 2009)

CUSIP No. M6184R101                      13G/A                Page 9 of 10 Pages

            (c) Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote

                    0 shares of Common Stock (Hurley Capital)

               (ii) Shared power to vote or to direct the vote

                    996,189 shares of Common Stock (Emancipation Filing
                    Persons)

             (iii)  Sole power to dispose or to direct the disposition of

                    0 shares of Common Stock (Hurley Capital)

              (iv)  Shared power to dispose or to direct the disposition of

                    996,189 shares of Common Stock (Emancipation Filing
                    Persons)


Item 5.    Ownership of Five Percent or Less of a Class

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           See Items 2(a)-2(c).

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M6184R101                      13G/A              Page 10 of 10 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 8, 2010

EMANCIPATION CAPITAL, LP
By: Emancipation Capital, LLC, its
    General Partner

    By: /s/ Charles Frumberg
        -----------------------------------
        Name:  Charles Frumberg
        Title: Managing Member

EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        -----------------------------------
        Name:  Charles Frumberg
        Title: Director

EMANCIPATION CAPITAL, LLC

    By: /s/ Charles Frumberg
        -----------------------------------
        Name:  Charles Frumberg
        Title: Managing Member


CHARLES FRUMBERG

    By: /s/ Charles Frumberg
        -----------------------------------


HURLEY CAPITAL, LLC


    By: /s/ Charles Goldblum
        -----------------------------------
        Name:  Charles Goldblum
        Title: Managing Member